August 14, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Benjamin Holt and Pam Long

Re:	International Star, Inc.
Offering Statement on Form 1-A
Submitted July 16, 2024
CIK No. 0001100788

Dear Benjamin Holt and Pam Long,

On behalf of International Star, Inc., I hereby request qualification of the above-referenced offering statement on Form 1-A, at 5:00 pm, Eastern Time, on August 15, 2024, or as soon thereafter as is practicable.

In making this request, the Company represents that the Offering Statement will be approved in the State of Colorado, upon qualification by the Securities and Exchange Commission

Sincerely,

By:/s/ Todd Masse
Name: Todd Masse
Title: Chief Executive Officer